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                              June 12, 2024

       Kevin Herde
       Chief Financial Officer
       MARAVAI LIFESCIENCES HOLDINGS, INC.
       10770 Wateridge Circle
       Suite 200
       San Diego, CA
       92121

                                                        Re: MARAVAI
LIFESCIENCES HOLDINGS, INC.
                                                            Form 10-K for the
Year Ended December 31, 2023
                                                            File No. 001-39725

       Dear Kevin Herde:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the year ended December 31, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       63

   1. We note your disclosure that you present Adjusted Free Cash Flow, which is a non-GAAP measure that you define
as Adjusted EBITDA less capital expenditures. On page 66 you disclose the following:
   Management uses Adjusted EBITDA to evaluate the financial
                                                        performance of our
business and the effectiveness of our business strategies. We present
                                                        Adjusted EBITDA and
Adjusted Free Cash Flow because we believe they are frequently used by analysts,
investors and other interested parties to evaluate companies in our industry, and they
facilitate comparisons on a consistent basis across reporting periods.
                                                        Further, we believe
they are helpful in highlighting trends in our operating results because they exclude items that
are not indicative of our core operating performance. Adjusted
                                                        EBITDA is also a
component of the financial covenant under our credit agreement that governs our ability to
access more than $63.0 million in aggregate letters of credit and
 Kevin Herde
MARAVAI LIFESCIENCES HOLDINGS, INC.
June 12, 2024
Page 2
         available borrowings under our revolving credit facility.    Please
address the following
         regarding your presentation of these measures and the related disclosures:
             Your disclosure does not explicitly state whether Adjusted Free Cash Flow is a performance or a liquidity measure but your disclosure that you believe it is useful in highlighting trends in your operating results implies it is a performance measure.
             Further you reconcile Adjusted Free Cash Flow to your Adjusted EBITDA measure, which you label as a performance measure. Considering that Free Cash Flow is considered to be a liquidity measure and your definition of Adjusted Free Cash Flow is based on adjustments to a performance measure, it appears your Adjusted Free
             Cash Flow measure could reflect the inappropriate comingling of performance and liquidity measures. Please revise or advise us your basis for determining this measure is appropriate as it is presented.
             Further, given its definition of Adjusted EBITDA less capital expenditures, tell us
             how you determined that the title    Adjusted Free Cash Flow
accurately reflects its
             composition and usefulness.
             Revise your future filings to clearly label each of your non-GAAP measures as performance or liquidity measures.
             Please explain how Adjusted Free Cash Flow is used by management and why you believe it is useful in highlighting trends in your operating results. Revise your future filings to expand your disclosure to explain how these non-GAAP measures provide useful information to investors. We refer you to Item 10(e)(1)(i)(C) and (D) of
             Regulation S-K.
             Revise to reconcile Adjusted Free Cash Flow to its most directly comparable GAAP financial measure. Tell us how you considered the guidance of Question 102.07 of the Compliance and Disclosure Interpretations related to non-GAAP measures.
             Tell us the extent to which Adjusted Free Cash Flow is also component of the financial covenant under your credit agreement.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christine Torney at 202-551-3652 or Kevin Vaughn at 202-551-3494 with any questions.



FirstName LastNameKevin Herde             Sincerely,
Comapany NameMARAVAI LIFESCIENCES HOLDINGS, INC.
                                          Division of Corporation Finance
June 12, 2024 Page 2                      Office of Life Sciences
FirstName LastName